


SECU **15045128** SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER

8- 48326

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 AND ENDING 12/31/14 ✗

                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MOLONEY SECURITIES CO., INC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

13537 BARRETT PARKWAY DRIVE #300

(No. and Street)

MANCHESTER	MO	63021
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DON HANCOCK   (314) 909-0600

                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOYD, FRANZ & STEPHANS LLP

(Name – if individual, state last, first, middle name)

999 EXECUTIVE PARKWAY, SUITE 301	ST. LOUIS	MO	63141
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, DON HANCOCK _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

MOLONEY SECURITIES CO., INC. _____ , as

of DECEMBER 31 _____, 20 14 ____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CEO/CFO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MOLONEY SECURITIES CO., INC.

Financial Statements
For the Year Ended December 31, 2014
With
Report of Independent Registered Public
Accounting Firm

Public Document

MOLONEY SECURITIES CO., INC.

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

Boyd, Franz & Stephans LLP

Certified Public Accountants

999 Executive Parkway
Suite 301
St. Louis, Missouri 63141
314/576-7400
Fax 314/576-3770
www.bfsllp.com

John P. Nanos, CPA
Stephen M. King, CPA
Michael P. Siebert, CPA



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of Moloney Securities Company, Inc.

We have audited the accompanying statement of financial condition of Moloney Securities Co., Inc., (a Missouri corporation) as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Moloney Securities Co., Inc.'s management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Moloney Securities Co., Inc. as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Boyd, Franz & Stephans LLP

Boyd, Franz & Stephans LLP
St. Louis, Missouri
February 9, 2015

MOLONEY SECURITIES CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash	$	612,007
Commissions receivable-broker		474,431
Commissions receivable-other		735,412
Employee advances		136,818
Due from officers		71,859
Prepaid expenses		48,606
Deposits		44,687
Total Assets	$	2,123,820

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Accounts payable	$	59,616
Commissions payable		1,406,532
Other payables		35,975
Total Liabilities	$	1,502,123
Stockholders' equity:		
Common stock with par value;		
authorized 900,000 shares; issued		
and outstanding 34,765.999 shares at stated value	$	273,440
Paid-in capital		793,335
Retained earnings		(445,078)
Total Stockholder's Equity		621,697
Total Liabilities and Stockholder's Equity	$	2,123,820

The accompanying notes are an integral part of these financial statements.

NOTE 1 - DESCRIPTION OF BUSINESS

Moloney Securities Co., Inc., a Missouri corporation, was organized in 1995 for the purpose of providing broker- dealer services to its customers. The Company services various regions of the United States and sells stocks and bonds, mutual funds, variable and fixed annuities, and insurance products.

The Company is a registered broker-dealer in securities that introduces its customers to another broker-dealer who carries such accounts on a fully disclosed basis. The Company promptly forwards all funds and securities received in connection with its activities as broker-dealer and does not otherwise hold funds or securities for, or owe money to, customers and does not otherwise carry proprietary or customer accounts.

NOTE 2 - CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash deposits in various financial institutions, which sometimes include amounts in excess of that insured by the Federal Deposit Insurance Corporation.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

Security transactions and related commission revenue and expense are recorded on a trade date basis. Acting as an agent, the Company may buy and sell securities on behalf of its customers. In return for such services, the Company charges a commission. Each time customers enter into a buy or sell transaction, a commission is earned by the Company for its selling and administration efforts.

Commissions payable are current obligations to brokers resulting from the buying and selling of securities and annuities to customers in the ordinary course of business.

For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The preparation of Financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Substantially all of the Company's financial assets and liabilities, as well as financial instruments with off-balance sheet risk, are carried at market or fair values or are carried at amounts that approximate fair value because of their short-term nature. Fair value is estimated at a specific point in time, based on relevant market information or the value of the underlying financial instrument. These estimates do not generally reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument.

The Company's policy is to expense non-direct response advertising costs when incurred. The total advertising costs charge to expense for the year ended December 31, 2014, was $9,180. The Company does not utilize direct- response advertising and, accordingly, no provision for capitalizing these costs has been made.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness ($99,342 at December 31, 2014), or $50,000 whichever is greater. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014, the Company had net capital and net capital requirements of approximately $222,776 and $99,342, respectively. The Company's ratio of aggregate indebtedness to net capital is .669 to 1.00.

NOTE 5 – RESERVE REQUIREMENTS

The Company is exempt from the reserve requirements of the Securities Exchange Act of 1934, per section (K)(2)(ii) of Rule 15c3-3.

NOTE 6 - LEASES

The Company leases office space under several short-term and long-term agreements that expire in various years through 2018. Certain of the leases provide for renewal options. The leases are classified as operating leases. Certain of the office space leases contain provisions for additional rents for real estate tax increases and building operating costs based on the Company's pro rata share of building occupancy. Annual base rental payments are as follows:

Year Ending December 31,	
2015	401,796
2016	202,978
2017	77,476
2018	30,791
	$ 713,041

Minimum future rental payments, reflected above, have not been reduced by future sublease rentals due from certain officers, directors and independent contractors of the Company under cancelable subleases. The sublease rental amount for the year ended December 31, 2014, was approximately $171,527.

NOTE 7 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's client activities involve the execution and settlement of various client securities transactions. The activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

NOTE 8 – INCOME TAXES

As of July 1, 1995, the Company, with the consent of its initial shareholder, elected under the Internal Revenue Code to become an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in the financial statements.

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for years prior to 2011.

NOTE 9 – EMPLOYEE BENEFIT PLANS

The Moloney Securities Co., Inc. 401(k) Plan was adopted by the Company in January 2012, under Section 401(k) of the Internal Revenue Code of 1986, as amended. All employees of the Company including executive officers are eligible to participate after completing six months of service, as defined, and attaining 21 years of age. A participating employee may elect to defer on a pretax basis a percentage of his or her salary. All amounts vest immediately and are invested in various funds as directed by the participant. The full amount in a participant's account will be distributed to a participant upon termination of employment retirement, disability or death. Management of the Company has authorized an employer contribution to the plan in the amount of $12,000 to be paid by February 28, 2015.

NOTE 10 – FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principle market for the asset or liability or, in the absence of principle market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices in active markets for identical assets or liabilities the Company has the ability to assess.

Level 2 inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or ·liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

At December 31, 2014, the Company did not have any level 2 or level 3 inputs.

NOTE 11 – OTHER ITEMS

The Company has been named as a respondent in one arbitration claim. At this time, the case is ongoing. The management of the Company, after consultation with outside legal counsel believes that the resolution of this claim will not result in any material adverse effect on the Company's financial position.

In 2011, the United States Securities and Exchange Commission's staff conducted an examination of the Company's investment advisory operations. In late 2012, the Commission's staff asserted that the Company had failed to adequately disclose its capacity when acting as principal in transactions for its advisory clients. The matter remains at the examination stage.

NOTE 12 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 9, 2015, the date which the financial statements were issued.

MOLONEY SECURITIES CO., INC.

13537 BARRETT PARKWAY DRIVE, SUITE 300 • MANCHESTER, MO 63021

(314) 909-0600   FAX(314) 909-0606

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 24, 2015

Boyd, Franz & Stephans LLP
999 Executive Parkway
Suite 301
St. Louis, MO 63141

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

Moloney Securities Co., Inc. is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(ii) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2014.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: _____

Name: Donald Hancock

Title: CEO

Boyd, Franz & Stephans LLP

Certified Public Accountants

999 Executive Parkway
Suite 301
St. Louis, Missouri 63141
314/576-7400
Fax 314/576-3770
www.bfsllp.com

John P. Nanos, CPA
Stephen M. King, CPA
Michael P. Siebert, CPA



Report of Independent Registered Public Accounting

To the Board of Directors and Stockholders
of Moloney Securities Co., Inc.

We have reviewed management's statements, included in the accompanying Exemption Report SEA Rule 17a-5(d)(4), in which (1) Moloney Securities Co., Inc. identified the following provisions of 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Moloney Securities Co., Inc. stated that Moloney Securities Co., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Moloney Securities Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Moloney Securities Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Boyd, Franz & Stephans LLP

Boyd, Franz & Stephans LLP
St. Louis, Missouri
February 9, 2015